John L. Thomas, Esq.
18 Beth Dr.
Moorestown, NJ 0857

Telephone: 609.332.1791

Email: johnlthomas2@outlook.com

VIA EDGAR

July 29, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mark Brunhofer, Sharon Blume

Re:	Advanzeon Solutions, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed April 9, 2020 File No. 001-09927

Dear Mr. Mark Brunhofer & Miss Sharon Blume:

I am writing on behalf of my client, Advanzeon Solutions, Inc. (the “Company”) in response to the comment letter received from staff dated July 23, 2020, regarding the Company’s annual report on Form 10-K/A filed on July 8, 2020.

Disclosure changes made in response to the comments have been made in an amended Form 10-K/A-2. which is being submitted to the Commission contemporaneously with the submission of this letter as follows;

1. The Company has filed as Exhibit 10.21 the master distributor agreement. The Company has chosen to redact certain information it deems as not material and which would likely cause competitive harm if publically disclosed.

2. The certifications required by Section 302 of the Sarbanes Oxley Act of 2002 (‘SOX’) have been filed as Exhibits 31. The certifications required by Section 906 of SOX have been filed as Exhibits 32.

This will confirm that in amending the March 31, 2020, Form 10-Q the equity statement amended to address the staff’s earlier comment will be included.

Should the staff have additional comments they may be addressed to the undersigned.

Sincerely,

/s/ John Thomas

John Thomas